

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2020

David Koos
Chief Executive Officer
SYBLEU Inc.
4700 Spring Street, Suite 304
La Mesa, CA 91942

　　　　Re: SYBLEU Inc.
　　　　Amendment No. 2 to Registration Statement on Form S-1
　　　　Filed October 6, 2020
　　　　File No. 333-248059

Dear Mr. Koos:

　　　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 filed October 6, 2020

Risk Factors

No approval has been granted by the FDA for the marketing and sale of the Cell Transplant IP, page 16

1.　　We note your updated disclosure in response to prior comment 2. However, your disclosure at the end of the first paragraph of the risk factor continues to state that "identification of a product candidate as well as the completion of rigorous preclinical studies must be completed prior to the submission of a Biologic License Application to the FDA." This sentence appears to be incorrect as product candidate identification and preclinical studies are typically prerequisites to submitting an IND to the FDA, rather than a BLA. Please update your disclosure to remove this sentence or explain why it is correct.

<u>Signatures, page 58</u>

2.   We refer to prior comment 5. Please ensure that all signatures are dated with the date that you file your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey McKoy at 202-551-3772 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William Aul